EXHIBIT 8(b)(i)

SERVICE AGREEMENT

THIS SERVICE AGREEMENT, made this 2nd day of January 1998 by and between American Benefit Life Insurance Company (hereinafter called the "Company") and American Republic Insurance Company (hereinafter called the "Service Agent"),

WITNESSETH:

WHEREAS, the Company is licensed to do life, annuity, and accident and health insurance business in the state of New York and desires to utilize certain services of the Service Agent in providing services related to the business inforce at the time the Company was acquired by Keyport Life Insurance Company, and

WHEREAS, the Service Agent is willing to provide such services to the Company under the following terms and conditions,

NOW THEREFORE, in consideration of the mutual covenants and premises hereinafter set forth, the parties agree as follows:
1.	(i) The Service Agent will charge fees in accordance with Schedule A (attached) as well as provide services in accordance with Exhibits A through F (attached).

(ii) The above charges shall be payable monthly upon the presentation of proper invoices therefor, which shall be submitted within 30 days after the end of the month in which the charges were incurred.

2.

The books, accounts, records of the Service Agent shall be so maintained as to clearly and accurately disclose the nature and details of the transactions, including such accounting information as is necessary to support the reasonableness of the charges for the services rendered hereunder, in keeping with the requirements of federal and state laws, including Section 1505(b) of the New York Insurance Law. The Company shall have the right, at its own expense, and at any reasonable time and reasonable notice, to make an audit of the services rendered and the amounts charged therefore.

3.

The term of the Agreement shall commence as of the closing date of the purchase of American Benefit by Keyport Life and continue for a period of two years, at which time it shall be deemed to be renewed automatically, upon the same terms and conditions, for successive periods of one year each unless either party hereto, not less than 90 days prior to the end of the initial term or of any renewed term, shall give written notice to the other of its intention not to renew the Agreement. If Service Agent elects not to renew the Agreement, and if after diligent effort Company has not been able to secure another service agent, Service Agent agrees to continue to provide services hereunder at Company's election for a period not to exceed 90 days beyond the end of the final term.

4.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign any of its interests under this Agreement without the prior written consent of the other party.

5.	This Agreement and its Exhibits may be amended only with the mutual written consent of both parties hereto, and cannot be modified or terminated orally.

6.	This Agreement shall be governed by, and construed and enforced, in accordance with the laws of the state of New York.

7.

All differences between the Service Agent and the Company on which agreement cannot be reached will be decided by arbitration. The arbitrators will interpret this Agreement in accordance with the usual business practices, rather than strict technicalities or rules of law. Three arbitrators will decide any differences. They must be officers of life insurance companies other than the two parties to this Agreement, and their parents, subsidiaries and affiliates, as defined in the New York State Insurance Law. One of the arbitrators is to be appointed by the Company and one by the Service Agent, and these two will select a third. If the two are unable to agree on a third, the choice will be left to the President of the American Council of Life Insurance or its successor organization. The arbitrators' decision will be by majority vote and no appeal will be taken from it. The costs of the arbitration will be borne by the losing party unless the arbitrators decided otherwise.

8.

The services which the Service Agent will provide under the terms of this Agreement and the functions necessary to implement such services, all as may be requested by the Company, are set out in the attached Exhibits.

9.

Company represents and in reliance thereon Service Agent acknowledges that Company subscribes to the Insurance Marketplace Standards Association and agrees to conduct business in general and maintain any records in relation to the service performed under the attached Exhibits in accordance with those standards.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day first above written.
AMERICAN BENEFIT LIFE INSURANCE COMPANY

By: /s/ Paul H. LeFevre

ATTEST:	/s/ Mor Howard

AMERICAN REPUBLIC INSURANCE COMPANY

By: /s/ Ronald P. Morden

ATTEST:	/s/ Thomas P. O'Grady

SCHEDULE A

Administrative Fee Payable to

American Republic Life for the

Administration of Inforce Business

Long-Term Care Business

A flat monthly fee of $[_____], plus monthly per-policy fee of $[_____] for each inforce policy, plus a fee of [___]% of claims paid, plus a reimbursement of any external expenses incurred with regard to claim investigations.

Immediate Annuities

A flat monthly fee of $[_____] payable as long as any immediate annuities are inforce.

Variable Annuities

A flat monthly fee of $[_____], plus a monthly per policy fee of $[_____] for each inforce policy.

EXHIBIT A

POLICY SERVICE

It is the intent that accident and health service requests will originate with the Company and the Service Agent will be responsible for assisting with such requests and for maintaining all records related to these requests.

It is the intent that variable products service requests will be received by the Service Agent who will be responsible for handling such requests and for maintaining all records related to them.
A.	Billing

	1.	Send to the contract owner premium notices and return envelopes bearing the Company's name and the Company's or the lockbox mailing address.

	2.	Ensure that automatic bank withdrawals are deposited in Company bank accounts.

	3.	Update records based on notices and accompanying payments.

	4.	Provide services as needed for clarification and maintenance of records.

	5.	Deposit any premium sent to Service Agent in error to a Company bank account.
B.	Communication, correspondence and forms

The Company will authorize the use of an 800 number for communication between policyholders and the Company's Service Agent. The Company's forms and stationery will be used in all correspondence related to policy services. Any 800 number will be answered in the name of the Company. All correspondence, other than that addressed to the lockbox, will use a return address of the Company in New York.

C.

The Company will be provided with original copies of all policy service documents and reports processed and produced by the Service Agent in support of the Company, in either original paper document form or microfiche form, as deemed by the Company and the Servicing Agent appropriate to the circumstances. All documents and reports are the property of the Company, and all original documents must be returned to and kept under the control of the Company in New York.

EXHIBIT B

CLAIMS

It is the intent that benefit payments and claims service will originate with the Company who will authorize the Service agent to assume responsibility for supporting all functions related to the receipt, processing and payment of the Company's policy benefits claims.
A.	Identify the Insured.

B.	Investigate, process, and adjudicate claims based upon the Company's benefit and claims guidelines.

C.	Audit benefit and claims processed and provider charges.

D.	Send Company drafts and/or correspondence to payee or to policyholders.

E.	Handle necessary correspondence with attorneys and with state insurance departments.

F.	Send record of benefit and claim activity to the Company.

	1.	Maintain copies of all original benefit and claims on microfiche for any future benefit and claims processing.

	2.	Maintain computer system records of all benefit and claims handling.

G.	Provide reports, perform maintenance, and assure all records are accurate and balanced to the appropriate accounting records.

H.	Maintain telephone service area to respond to any claims questions or provide current status of claims.

I.	Communication, correspondence, and forms

The Company will authorize the use of an 800 number for communication between policyholders and the Company's Service Agent. The Company's forms and stationery will be used in all correspondence related to policy claims.

J.	Documents and reports

The company will be provided with original copies of all policy benefit and claims documents and reports processed and produced by the Service Agent in support of the Company, in either original paper document form or microfiche form, as deemed appropriate to the circumstances. All documents and reports are the property of the Company, and all original documents must be returned to and kept under the control of the Company in New York.

EXHIBIT C

ACCOUNTING

It is the intent that the primary accounting records will be maintained by the Company.
A.

To facilitate the preparation of financial statements necessary for filing with the New York Insurance Department, the Service Agent will provide policy level accounting detail for all premium, benefit (claims, surrenders, etc.) and commission transactions.

B.	All cash will be received by the Service Agent and deposited at a Company-owned bank account. All premium checks and cash will flow from the policyholder or agent to the Service Agent for processing.

C.	The Service Agent will handle all commission processing and payment for the Company and maintain all commission records.

D.	The Company's forms and stationery will be used in all correspondence related to the accounting.

E.

The Company will be provided with original copies of all accounting documents and reports processed and produced by the Service Agent in support of the Company, in either original paper or electronic form, as deemed appropriate to the circumstances. All documents and reports are the property of the Company, and all original documents must be returned to and kept under the control of the Company in New York.

EXHIBIT D

DATA PROCESSING
A.	Establish a distinct code for the Company

B.	Modify systems as needed to accommodate the Company business.

C.	Provide computer-produced reports necessary to support the Company business.

D.	Correspondence and forms

The Company's forms and stationery will be used in all correspondence related to data processing.

E.	Documents and reports

The Company will be provided with original copies of all data processing documents and reports processed and produced by the Service Agent in support of the Company, in either original paper document form or microfiche form, as deemed appropriate to the circumstances. All documents and reports are the property of the Company, and all original documents must be returned to and kept under the control of the Company in New York.

F.	Ensure that all support systems related to the Company's business are free of problems associated the year 2000.

EXHIBIT E

ACTUARIAL
A.	Perform actuarial valuations on statutory and GAAP basis monthly, and on a tax basis quarterly, and provide actuarial certifications according to New York laws and regulations.

B.	Provide miscellaneous actuarial service as needed.

C.	Correspondence and forms

The Company's forms and stationery will be used in all correspondence related to actuarial activities.

D.	Documents and reports

The Company will be provided with original copies of all actuarial documents and reports processed and produced by the Service Agent in support of the Company, in either original paper document form or microfiche form, as deemed appropriate to the circumstances. All documents and reports are the property of the Company, and all original documents must be returned to and kept under the control of the Company in New York.

EXHIBIT F

GENERAL MANAGEMENT

The Service Agent will assist with the coordination of all activities that support the general management of the Company.
A.	Correspondence and forms

The Company's forms and stationery will be used in all correspondence related to general management.

B.	Documents and reports

The Company will be provided with original copies of all general management documents and reports processed and produced by the Service Agent in support of the Company, in either original paper document form or microfiche form, as deemed appropriate to the circumstances. All documents and reports are the property of the Company, and all original documents must be returned to and kept under the control of the Company in New York.

WDC #99786v2